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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13G Under the Securities Exchange Act of 1934 (Amendment No. )*	OMB APPROVAL OMB Number: 3235-0145 Expires: October 31, 2002 Estimated average burden hours per response . . . 14.9
Main Street Trust, Inc. (Name of Issuer)
Common Stock (Title of Class of Securities)
560362105 (CUSIP Number)
December 31, 2001 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/ /	Rule 13d-1(b)
/x/	Rule 13d-1(c)
/ /	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 560362105	13G	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
August C. Meyer, Jr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) / /
(b) / /

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
1,851,465 shares

	6	SHARED VOTING POWER
No shares

	7	SOLE DISPOSITIVE POWER
1,851,465 shares

	8	SHARED DISPOSITIVE POWER
No shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,851,465 shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
/ /

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
17.03%

12	TYPE OF REPORTING PERSON (See Instructions)
IN

Page 2 of 6 pages

STATEMENT CONTAINING INFORMATION REQUIRED BY SCHEDULE 13G

Item 1.
	(a)	Name of Issuer Main Street Trust, Inc.
	(b)	Address of Issuer's Principal Executive Offices 100 West University Avenue Champaign, Illinois 61820
Item 2.
	(a)	Name of Person Filing August C. Meyer, Jr.
	(b)	Address of Principal Business Office or, if none, Residence 100 West University Avenue Champaign, Illinois 61820
	(c)	Citizenship United States of America
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 560362105
Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
		(a)	/ /	Broker or dealer registered under § 15 of the Act (15 U.S.C. 78o);
		(b)	/ /	Bank as defined in § 3(a)(6) of the Act (15 U.S.C. 78c);
		(c)	/ /	Insurance company as defined in § 3(a)(19) of the Act (15 U.S.C. 78c);
		(d)	/ /	Investment company registered under § 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
		(e)	/ /	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
		(f)	/ /	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
		(g)	/ /	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
		(h)	/ /	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
		(i)	/ /	A church plan that is excluded from the definition of an investment company under § 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
		(j)	/ /	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Item 4.	Ownership
	(a)	Amount Beneficially Owned 1,851,465
	(b)	Percent of Class 17.03%
	(c)	Number of shares as to which the person has:
		(i)	sole power to vote or to direct the vote 1,851,465

Page 3 of 6 pages

(ii) shared power to vote or to direct the vote No shares
(iii) sole power to dispose or to direct the disposition of 1,851,465
(iv) shared power to dispose or to direct the disposition of No shares
Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: / /
Item 6.	Ownership of More than Five Percent on Behalf of Another Person
N/A
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
N/A
Item 8.	Identification and Classification of Members of the Group
N/A
Item 9.	Notice of Dissolution of Group
N/A

Page 4 of 6 pages

Item 10.	Certification

        By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

[THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK]

Page 5 of 6 pages

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2002 Date
/s/ AUGUST C. MEYER, JR. August C. Meyer, Jr.

Page 6 of 6 pages

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STATEMENT CONTAINING INFORMATION REQUIRED BY SCHEDULE 13G
SIGNATURE